Filed by Charter Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. 001-33335

Email from Tom Rutledge to Charter Employees:

All:

I am pleased to inform you that we have reached agreements to merge with Time Warner Cable and to acquire Bright House Networks. This is an historic day for Charter. Between the three companies, we have many of the great innovators in the business, and the possibilities of what we can accomplish together are astonishing. Contained in the DNA of these companies are inventions like: Video on Demand, Voice Over IP protocol, Remote DVR, Cable TV through an app, Interconnected WIFI, Downloadable Security and a state of the art cloud-based user interface that works on every TV we serve. We add an incredible array of markets, large and small and a huge new group of colleagues. We have accomplished quite a bit in a short time at Charter by putting the customer first and investing in our network. The scale that we create by joining these three companies will provide a bigger stage for all of us to show what a cable company can really be.

The plan is one that all of you will be familiar with. We will create high-value products and services that our customers want; we will sell them to as many people in our footprint as possible and we will provide excellent customer service. In other words, exactly what we have been doing at Charter for some time now. Throughout the long path that this agreement has taken we have remained focused on the business at hand. We have each done our jobs every single day. I ask that all of us continue to do just that.

This merger and acquisition, like all our previous arrangements, are subject to regulatory approval. We hope and expect that it will close by the end of 2015. Please let’s continue the excellent progress we have made here at Charter and make ourselves ready to translate that success to our new customers, colleagues and shareholders. Congratulations.

Regards,

Tom

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Charter Communications, Inc. (“Charter”) expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Charter and Time Warner Cable, Inc. (“Time Warner Cable”) that also constitutes a preliminary prospectus of Charter. After the registration statement is declared effective Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Char ter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015 and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.